HYDROPHI TECHNOLOGIES GROUP, INC.
3404 Oakcliff Road, Suite C6
Doraville, GA 30340

November 6, 2013

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and
Exchange Commission
Washington, D.C. 20549

**Re: Hydrophi Technologies Group, Inc.
Form 8-K
Filed November 4, 2013
File No. 000-55050**

Dear Mr. Thompson:

Hydrophi Technologies Group, Inc., a Florida corporation (the "Company"), has received your letter to the Company dated November 5, 2013, in which you set forth several comments. I am now writing to respond to the comments in the letter. Each of the comments is reproduced below with the Company's response thereafter.

If you have further questions about this response, please forward them to me as well as to the Company's counsel. The Company's counsel's email address is ahudders@golenbock.com, and his telephone number is 212-907-7349.

General

1. Our records show that your file number is 000-55050 rather than the file number shown on the cover page. Please revise

Response: The Company has revised its file number on the amendment to the Form 8-K.

Item 4.01 – Changes in Registrant's Certifying Accountant

2. Please revise to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K.

Response: The Company has filed an amendment to its Form 8-K and has provided the required disclosures in the amendment.

Item 9.01 – Financial Statements and Exhibits

3. Please file an updated letter from ZBS as Exhibit 16 to the amendment filed in

response.

Response: An updated letter from ZBS is attached to the amendment to the Form 8-K as Exhibit 16.2.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: ______________________
Name: Roger M. Slotkin
Title: Chief Executive Officer